001

MOLSON

SEC MAIL PROCESSING JUL 14 2004 WASH. D.C.

File No. 82-2954

July 12, 2004

04035504

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Madam/Sir:

Subject **Molson Inc. – Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934**

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Molson Inc., a corporation organized under the laws of Canada ("Molson"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the information identified on the attached Exhibit List.

As provided by Rule 12g3-2(b), the information and documents contained herein and furnished herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Molson is subject to the 1934 Act.

Kindly acknowledge your receipt of this letter and the enclosures furnished herewith by endorsing the enclosed copy of this letter and returning the same to us in the enclosed self-addressed, stamped envelope.

Yours truly

Carole Gagnon
Corporate Administrator

Tel.: (514) 590-6338
Fax: (514) 590-6358
E-mail: cxgagnon@molson.com

PROCESSED
JUL 19 2004
THOMSON FINANCIAL

dlw 7/15

Encl.

EXHIBIT LIST

File No. 82-2954

News release via Canada NewsWire, Montreal 514-878-2520

Attention Business/Financial Editors:
Molson Increases Corporate Strategy Focus and Adds New Leader to Pursue Delivery of Brazil Potential

Robert Coallier Mandated to Drive Corporate Strategy
Fernando Tigre Appointed CEO at Cervejarias Kaiser

MONTREAL, June 15 /CNW Telbec/ - Molson Inc. announced today two key changes in senior leadership. Robert Coallier, who was CEO of Molson's Brazilian operations for the past two years, will take on the new position of Executive Vice-President, Corporate Strategy and International Operations in Canada after transitioning his responsibilities to Fernando Tigre, the newly appointed Chief Executive Officer of Cervejarias Kaiser. Fernando Tigre's appointment and his reporting relationship to Robert Coallier underscore the Corporation's commitment to the delivery of financial and market success in Brazil.

"Over the past year, the pace of consolidation has dramatically changed the global beer market and global brewers have significantly expanded their footprints and portfolios. The extent of this consolidation requires that Molson have a greater and more timely understanding of the transformed landscape and the new beer competitors, so the Corporation can effectively assess the threats and opportunities as they arise," stated Daniel J. O'Neill. Robert Coallier's knowledge of Molson and his experience of the Brazilian market are critical components to the strategy equation."

Currently, the top ten global brewers represent approximately 62 percent of worldwide volume versus only 42 percent five years ago. Over the past year, the volume gap between Molson and the industry leader has grown from 60M hl to 125M hl.

Fernando Tigre, who is a seasoned and highly successful business executive, will take over the leadership of Cervejarias Kaiser while ultimately reporting into Robert Coallier who takes on the responsibility for international operations. Recognized for the past four years as one of the best CEOs in Brazil, Fernando Tigre has an impressive track record in turning around, growing and improving the results of companies he has managed. He joins Cervejarias Kaiser at a time when the competitive environment is daunting and sales and market share growth are one of the biggest challenges facing the brewer.

"Molson continues to view Brazil as a market with significant potential for growth. Under Robert Coallier's leadership, the subsidiary improved operational efficiency through cost savings measures, increased the focus of the Coca-Cola bottler/distribution partner network, built up and improved the sales management and sales execution capabilities and initiated efforts to revitalize the lead brands, explained Daniel J. O' Neill, President and CEO of Molson Inc. While much was accomplished, several key areas still need to be addressed: expanded numeric distribution and the continued revitalization of the brands. Fernando Tigre's intimate knowledge of the Brazilian marketplace as well as his strong leadership will be a critical driver of success in this regard."

Robert Coallier will continue to be based in Brazil until October, in order to effectively transition over responsibilities to the new CEO. Fernando Tigre, who will be based in Sao Paulo, is expected to join Cervejarias Kaiser on July 1st, 2004.

Molson Inc. (TSX: MOL.A) is one of the world's largest brewers of quality beer with operations in Canada, Brazil and the United States. A global brewer with $3.5 billion in gross annual sales, Molson traces its roots back to 1786 making it North America's oldest beer brand. Committed to brewing excellence, Molson combines the finest natural ingredients with the highest standards of quality to produce an award-winning portfolio of beers including Molson

Canadian, Molson Export, Molson Dry, Rickard's, Marca Bavaria, Kaiser and Bavaria.

BACKGROUND INFORMATION ON FERNANDO TIGRE

Fernando Tigre, 60, is a native Brazilian from Rio de Janeiro. He is married, has two children and currently lives in Sao Paulo.

Mr. Tigre is a mechanical engineer from State University of Rio de Janeiro, with a post graduate degree in Economical Engineering and a post graduate degree in Corporate Strategy from Harvard University.

Mr. Tigre began his career as a project engineer at GE in Brazil in 1968, where he worked for 13 years. Prior to joining Cervejarias Kaiser as CEO, Mr. Tigre was the Chairman of the Board of Directors of the Industrial Operations of Camargo Corrêa, a major Brazilian Business group with assets in a variety of economic sectors - industrial, manufacturing and consumer goods - and that recorded revenues of approximately $6.2 billion reais in 2003. Previously, and within the same business conglomerate, Mr. Tigre had been the President and CEO of Alpargatas S/A, a R$850 million footwear producer, from 1997 to 2003. He was President of Jari Celulose S/A, the leading pulp producer in Brazil, from 1994 to 1997.

Mr. Tigre was recognized as "Most Valued Executive" in Brazil for 4 consecutive years based on his capacity to lead people and present aggressive results in all companies for which he has worked.

%SEDAR: 00001968EF

/For further information: Media: Sylvia Morin, Senior Vice President, Corporate Affairs, (514) 590-6345; Media in Brazil: Paulo Macedo, Director Corporate Communications, 55 11 2122-8342; Investors and analysts: Danielle Dagenais, Vice President, Investor Relations, (514) 599-5392/

(MOL.A. MOL.B.)

CO: MOLSON - NEWS ROOM; MOLSON - INVESTORS

CNW 17:13e 15-JUN-04

News release via Canada NewsWire, Montreal 514-878-2520

Attention Business/Finacial Editors:
Molson's Brazilian Brew to Quench Beer Drinkers in New Zealand and Australia

MONTREAL, June 17 /CNW Telbec/ - Molson Inc. has signed a multi-year agreement with Independent Liquor, a leading Australian and New Zealand drinks company that will market and sell A Marca Bravara, a golden lager brewed in Brazil by Cervejarias Kaiser. This marks the beginning of the second phase in building the international presence of the Brazilian-bottled beer, after the successful launch in Canada in the Summer of 2003.

"Less than a year ago, Molson identified the export market as a short term priority and a means to maximize the value of the existing business and further build shareholder value. The underlying strategy is to build international volume in a small number of markets through local relationships," explained Peter Amirault, Senior Vice-president Innovation and Business Development. He continued: "Extensive market research on a selection of Molson brands was done in several international markets and it confirmed the immediate appeal of the Brazilian-produced lager brewed by Cervejarias Kaiser. Both New Zealand and Australia were among the markets that showed immediate promise and we are entering these markets in partnership with Independent Liquor, a successful alcoholic beverage manufacturer and marketer and the largest ready-to-drink player in New Zealand and one of the largest in Australia."

With a combined population of 23.6 million, Australia and New Zealand are attractive new markets for Bravara, a premium import, that will benefit from the fact that in both these countries the import/premium segment is the fastest growing segment within the beer category. Roger Smith, Australasian Sales Director of Independent Liquor explained: "Imports have been showing strong growth and we are very excited by the launch of Bravara. With its unique packaging, great taste and Brazilian imagery we are confident the beer will rapidly become a favourite of Australian and New Zealand beer drinkers".

Rebranded "A Marca Bravara" for the Asian and European markets, the easy-drinking blond lager, is expected to benefit from the exoticism that surrounds Brazil and the Rio de Janeiro region. True to its heritage, the brand will be brewed in Brazil and shipped to Australia and New Zealand. Initial orders have already arrived in market with an official launch target of July 1st. Based on pre-launch orders alone, the business is already well on track to significantly exceed its year 1 volume targets.

Independent Liquor is an alcoholic beverage manufacturer and marketer. Its major business is in its own RTD (ready-to-drink alcoholic beverage) brands but it also produces its brands of beer, liqueurs and spirits. The company was founded in 1987. It is privately owned and operated with a turnover in excess of US$300 million.

Molson Inc. (TSX: MOL.A) is one of the world's largest brewers of quality beer with operations in Canada, Brazil and the United States. A global brewer with $3.5 billion in gross annual sales, Molson traces its roots back to 1786 making it North America's oldest beer brand. Committed to brewing excellence, Molson combines the finest natural ingredients with the highest standards of quality to produce an award-winning portfolio of beers including Molson Canadian, Molson Export, Molson Dry, Rickard's, Marca Bavaria, Kaiser and Bavaria.

%SEDAR: 00001968EF

/For further information: Media: Sylvia Morin, Senior Vice President, Corporate Affairs, (514) 590-6345; Investors and analysts: Danielle Dagenais, Vice President, Investor Relations, (514) 599-5392/

(MOL.A. MOL.B.)

CO: MOLSON - INVESTORS; MOLSON - NEWS ROOM

CNW 15:12e 17-JUN-04

News release via Canada NewsWire, Montreal 514-878-2520

Attention Business/Financial Editors:
Media Advisory - Annual and Special Meeting of Shareholders of Molson Inc.

MONTREAL, June 21 /CNW Telbec/ - Molson Inc. will hold its Annual and Special Meeting of Shareholders on Tuesday, June 22nd, 2004 at its offices in Montréal. Scheduled for 11:00 a.m. EDT, the meeting will also be webcast via www.molson.com .

Address: Molson
The John Molson Room (2nd Floor)
1670 Notre Dame Street East
Montréal

IMPORTANT:

- BECAUSE OF THE SIZE OF THE JOHN MOLSON ROOM, MEDIA WILL NOT BE ALLOWED IN THE ANNUAL MEETING ROOM, BUT WILL BE ABLE TO VIEW THE PROCEEDINGS VIA DIRECT VIDEO FEED IN AN ADJACENT ROOM.
- NO CAMERAS WILL BE ALLOWED INTO THE ANNUAL MEETING ROOM.

A 30-minute media briefing will held around noon or 15 minutes after the end of the Annual Meeting in the THP Room (2nd floor, adjacent to the shareholders meeting room) and will be hosted by Daniel J. O'Neill, President and CEO, and Brian Burden, Executive Vice President and Chief Financial Officer.

Media unable to attend the briefing will be able to participate via phone, by dialing (888) 855-5428, and requesting confirmation No. 345761.

Molson Inc. (TSX: MOL.A) is one of the world's largest brewers of quality beer with operations in Canada, Brazil and the United States. A global brewer with $3.5 billion in gross annual sales, Molson traces its roots back to 1786 making it North America's oldest beer brand. Committed to brewing excellence, Molson combines the finest natural ingredients with the highest standards of quality to produce an award-winning portfolio of beers including Molson Canadian, Molson Export, Molson Dry, Rickard's, Marca Bavaria, Kaiser and Bavaria.

%SEDAR: 00001968EF

/For further information: MEDIA: Sylvia Morin, Senior Vice President, Corporate Affairs, (514) 590-6345/
(MOL.A. MOL.B.)

CO: MOLSON - INVESTORS; MOLSON - NEWS ROOM

CNW 13:16e 21-JUN-04

News release via Canada NewsWire, Montreal 514-878-2520

Attention Business/Financial Editors:
Molson Teams up with Halewood International to Unleash Brazilian Cool in the UK

MONTREAL, July 6 /CNW Telbec/ - Molson Inc., a leading international brewer with activities in Canada, Brazil and the United States, and Halewood International, an independent UK-based drinks distribution company, have signed a multi-year agreement to introduce a new Brazilian beer, A Marca Bravara, in the UK.

"The export market is a priority as Molson wishes to build the international presence of its brands and maximize the potential of the brewing operations. Market research identified both the appeal of an easy-drinking Brazilian lager and the fascination of the UK market with a golden and exotic beer imported from South America," explained Peter Amirault Senior Vice-President Innovation and Business Development. "Once the decision was made to enter the UK market, we selected Halewood International because of their impressive business performance in the beverage industry to-date and their internal culture of building brands with both the on and off trade. We're confident that Halewood International will put A Marca Bravara right into the hands of our target market."

With Brazil tipped as the trend for 2004 for everything from fashion to food, the Brazilian lager produced in the Rio de Janeiro region arrives in the UK this summer. Part of a proud brewing heritage which dates back to 1877, A Marca Bravara is meant to be enjoyed in true Brazilian tradition - ice cold so that its unique refreshing taste can be truly appreciated.

The launch of A Marca Bravara in the UK has been strategically timed to capitalize on the growing consumer demand for premium imported beers, as well as the current boom in authentic Brazilian culture being experienced in the UK. In the summer of 2003, the same super premium Brazilian lager was successfully introduced to the Canadian market under the name A Marca Bavaria, where it has rapidly become one of the top selling packaged super-premium lagers.

Halewood International officially launched A Marca Bravara at bar.04 (the U.K. Bar Show) on June 8 and 9 in London. The Bravara Beach Bar was the ideal venue to introduce and sample A Marca Bravara, enjoy great music and experience a taste of Brazil complete with a sandy beach.

Richard Clark, Marketing Controller at Halewood International adds: "There's never been a better time to launch a Brazilian beer in the UK. Halewood International is known for new innovation and championing the next big thing - A Marca Bravara will fit into our brand portfolio perfectly. The extremely positive consumer and trade response to our official launch at the bar.04 speaks to the huge potential for A Marca Bravara in the UK."

Halewood International specializes in innovative drinks for both male and female 18-30 year olds. While they are category leaders in the fastest growing category in both the On and the Off Trade, the shots category, they boast the hugely popular redSQUARE stable, Lambrini and Caribbean Twist that has been tremendously successful in targeting this market.

Molson Inc. (TSX: MOL.A) is one of the world's largest brewers of quality beer with operations in Canada, Brazil and the United States. A global brewer with $3.5 billion in gross annual sales, Molson traces its roots back to 1786 making it North America's oldest beer brand. Committed to brewing excellence, Molson combines the finest natural ingredients with the highest standards of quality to produce an award-winning portfolio of beers including Molson Canadian, Molson Export, Molson Dry, Rickard's , A Marca Bavaria, Kaiser and Bavaria.

%SEDAR: 00001968EF

/For further information: Media: Sylvia Morin, Senior Vice President, Corporate Affairs, (514) 590-6345; Investors and analysts: Danielle Dagenais, Vice President, Investor Relations, (514) 599-5392/
(MOL.A. MOL.B.)

CO: MOLSON - NEWS ROOM; MOLSON MEDIA ADVISORY; MOLSON - INVESTORS

CNW 14:00e 06-JUL-04

Le 21 juin 2004

Notes pour une allocution

de

M. Eric Molson

Président du conseil

Molson Inc

lors de

l'assemblée générale annuelle des actionnaires

Le 22 juin 2004

(to be included in Mr. Molson's notes

as Chair of the Meeting)

Notre président, Dan O'Neill, passera en revue nos activités avec vous dans quelques instants.

Avant cela, j'aimerais vous dire quelques mots. D'abord, je voudrais rendre hommage à certains membres de notre Conseil qui nous quittent cette année. Ensuite, je vous parlerai de régie d'entreprise. Il s'agit d' un sujet qui a fait l'objet de bien de discussions dans le milieu des affaires, un sujet que nous prenons très au sérieux chez Molson.

To Dr. Lloyd Barber who has been a Molson director for over 26 years, we extend our very sincere thanks for his enormous personal involvement and commitment of time to many of the Board's committees. In fiscal 2004, and for a number of years prior to that, he chaired the Audit and Finance Committee and in previous

years chaired the Pension Fund Committee and served as a member of the Environment, Health and Safety Committee. While President Emeritus of the University of Regina and director of many prominent Canadian companies, Dr. Barber devoted a significant amount of time to Molson's and we are very grateful.

Mr. Matthew Barrett also indicated in March of this year that he would not be standing for re-election. Mr. Barrett, who is Group Chief Executive of Barclays Bank, has been a member of the Molson Board and active on many committees since 1992 - a year when we realized we must shed non-performing assets and focus on the one business we know best, beer. Our deepest gratitude goes to him for his guidance and expertise since then.

Mr. Donald Drapkin, who has been a member of the Board since 1998, also will not stand for re-election. Mr. Drapkin has served on the Human Resources and Corporate Governance Committee and we thank him for his contribution to our success.

Mr. Luiz Otàvio Gonçalves, who is the founder of Kaiser, our Brazilian operation, and who has served on our Board since we began operations there, has also stated that he does not wish to stand for re-election. Mr. Gonçalves succeeded in building Kaiser into a major brewing operation. We offer him our sincere appreciation for his contribution and our very best wishes.

And, Mr. Ian Molson, who has served on the Board since 1996 and as Deputy Chairman since 1999, has also decided not to seek re-election. Ian has served on several committees of

the Board, and with his investment banking background, has made an excellent contribution to the direction of this Company showing a strong personal commitment to its success. He remains an important shareholder.

I am sure that I speak on behalf of all of the members of the Board in expressing my gratitude and appreciation to these gentlemen for everything they have done for Molson's over the years.

At the same time as we thank those board members who are leaving, I want to express my confidence in and enthusiastic support for all those standing for re-election to the Board today. In particular, I would like to reiterate my support for Mr. Daniel Colson who has recently come under severe pressure as a result of allegations that have yet to be proven. He is a

diligent board member and is on the Class A shareholder slate on the basis of the valuable work he has done since joining our Board in 1997.

I also want to take this opportunity to express the Board's appreciation and support for our President and CEO, Dan O'Neill, as he navigates our Corporation through the turbulent waters of global competition and industry consolidation. After we decided to focus on beer, Dan turned things around for us, starting in 1999, and we believe he will successfully meet the challenges facing us today as an international brewer.

Now let me address a certain number of interesting developments related to corporate governance. We have actively refined our corporate governance practices over the past year as a result of an independent study. We

also sought the views of our Board members on the most effective way for our Board and its committees to operate. Our corporate governance is now aligned with best practices and legislative changes.

Among other things, we have separated the Human Resources and Corporate Governance Committee into two separate committees. The Corporate Governance Committee which consists of myself and two unrelated, independent directors, has approved a formal charter for the Board of Directors and the Board's chair as well as qualifications for individual directors. These charters are available on our web site. We have also eliminated the Executive Committee of the Board to assure that all Board members are on an equal footing. At the same time, we have determined that the

majority of our directors are unrelated and independent according to the latest OSC rules.

An additional result of our corporate governance review has been our decision to reduce the size of our Board. The minimum number of members proposed is eight, down from 10, and the maximum is 15, down from 20. We have done this to help the Board operate more effectively, to assure a tighter, more nimble mode of operation, capable of supporting the pace at which the Company is run in the context of a highly competitive environment. The fact that a number of directors are leaving at this time is purely coincidental but did facilitate the reduction of the Board's size.

I would now like to talk to you about a key characteristic of our Company: the dual class share structure and the presence of a controlling

shareholder. A good number of successful Canadian companies have a similar structure. This is a topic that is raised from time to time, and I feel it important to explain why we believe this structure has served and continues to serve this Company well.

Permettez-moi un bref retour dans le temps, ce qui me permettra d'illustrer le grand attachement que portent à la Corporation, les des membres de la famille qui en sont les actionnaires de contrôle. Comme vous le savez, nous portons un intérêt important à la croissance soutenue de la Société.

John Molson a fondé la brasserie ici en 1786. Au cours des deux siècles et des sept générations qui ont suivi, les activités de brassage ont représenté la principale occupation des Molson. Même si nous avons

travaillé activement dans la navigation à vapeur, les chemins de fer et les banques, par exemple, le brassage a toujours été notre principal actif. C'est aujourd'hui notre seul intérêt. C'est grâce au brassage que la Société a pu soutenir une multitude d'activités communautaires. Il s'agit notamment des programmes de leadership et de bénévolat pour les étudiants du post-secondaire, d'aide aux jeunes adultes en difficulté, et de contributions à Centraide et à United Way partout au Canada.

Since going public in 1945 and the creation of our dual class share structure in 1949, our commitment to growth has been unwavering. In 1955, we expanded our brewing operations into Ontario in what was then the most modern "state-of-the-art" brewing installation in the world. We then moved into western Canada, and

Newfoundland. Then followed a period of diversification in which we learned our lesson and returned to the business we know best, beer.

Now we face the challenge of a global marketplace and industry consolidation. Forty-four years in the business of brewing has kept me in contact with brewers around the world, many of which are family businesses. These brewers have all commented on the quality of our products and of our people, as well as on our reputation for integrity.

Our commitment as the controlling shareholder is to make the world our frontier to assure continued growth. And because the family members who are part of the group acting as controlling shareholder of Molson have most of their net worth invested in the business, you can

be sure that we intend to make it grow in the interest of all shareholders as we have since 1945.

During the almost 60 years since becoming a publicly held entity, we have always been conscious of the fact that all directors have a duty to all shareholders and not just one class of shareholders.

En tant qu'actionnaire de contrôle, nous nous sommes dotés de principes clairs qui guident les activités de la Société, et j'ai le plaisir de les partager avec vous aujourd'hui :

1- Premièrement, nous entendons jouer avec détermination un rôle proactif dans l'industrie mondiale de la bière ;

2- Deuxièmement, nous sommes une Société consciente de ses racines

canadiennes et de ses origines montréalaises ;

3- Troisièmement, nous travaillons pour tous ceux qui ont un intérêt dans l'entreprise, nos actionnaires bien sûr, mais aussi nos employés, nos clients et nos partenaires d'affaires, que j'ai toujours considérés comme la grande famille Molson.

Notre structure de capital à deux catégories existe chez Molson depuis 1949. Ce n'est rien de nouveau pour les investisseurs. Les gens qui ont acheté nos actions et qui ont bénéficié de notre croissance au cours des années, connaissaient cette structure de capital.

The advantages for Molson's and for many other companies of having a controlling shareholder are significant. Decisions can be taken with a view to long-term growth. We do not have to take short-term measures simply to boost the value of our stock or to please those who like to flip assets for short-term gain. We have to satisfy shareholders who are looking for a solid and sustained return based on overall strategic progress of the Company.

The successful future of the Company as a Canadian-based international brewer, is our sole concern and we are free to pursue that long-term objective relentlessly without distraction.

The controlling shareholder structure also means that shareholders know who is at the helm of their company.

Whether we talk about a widely held or a controlling shareholder structure, the truth is that neither formula offers a guarantee for good corporate governance and success. The fact is there are good and bad companies in both types of shareholder structure.

I am very proud of Molson's long-term track record and reputation and I thank you and all of our Company's shareholders for the support you have shown us over the years.

Remarks of Daniel J. O'Neill
President and CEO

regaining momentum



MOLSON
ULTRA
LIGHT
O.A.M.
RICKARD'S
MOLSON
DRY

Remarks of Daniel J. O'Neill
Pages 025 to 045
File No. 82-2954

F'04 Performance

	F'02	F'03	F'04
Volume	+21%	+61%	-8.9%
Revenue	+13%	+20%	+0.4%
Gross Margin	+1.4%	+2.6%	-0.1%
EBIT	+23%	+38%	+0.1%
Cash Flow	+26%	+27%	-9.4%
EVA	+$44M	+$12M	+$5M
EPS	$1.62	$2.18	$2.23
EPS Growth	+36%	+35%	+2.3%

The Company has a clear, concise vision:

To remain as one of the best performing beer companies in the world, as measured by . . .

Regain Momentum

Long Term Return to Shareholders

Molson delivered best in class returns to shareholders in the last five years



Last Five Fiscal Years
350%
300%
250%
200%
150%
100%
50%
0%
-50%
286%
138%
138%
69%
54%
53%
48%
45%
38%
27%
12%
6%
4%
1%
0%
-1%
Molson
AmBev
Lion Nathan
FEMSA
SABMiller
Cervecerias Unidas
Foster's Group
Anheuser-Busch
Adolph Coors
Carlsberg
Grupo Modelo
Quilmes
Heineken
San Miguel
Scottish & New
Interbrew *

* Since IPO November 2000
Total returns in US$ at March 31, 2004

Number 3 global brewer in the last three years



Last Three Fiscal Years
200%
180%
160%
140%
120%
100%
80%
60%
40%
20%
0%
-20%
172%
99%
85%
57%
44%
29%
27%
22%
20%
16%
11%
11%
10%
2%
-1%
-6%
Lion Nathan
SABMiller
Molson
Foster's Group
FEMSA
Scottish & Newcastle
San Miguel
Cervecerias Unidas
Grupo Modelo
Anheuser-Busch
Interbrew
Adolph Coors
Carlsberg
Quilmes
Heineken
AmBev

Total returns in US$ at March 31, 2004

But has been a disappointment over the last 12 months



Last Fiscal Year
160%
140%
120%
100%
80%
60%
40%
20%
0%
-20%
140%
92%
74%
58%
57%
50%
45%
42%
38%
37%
33%
26%
11%
9%
9%
-5%
Quilmes
SABMiller
Cervecerias Unidas
Lion Nathan
Scottish & Newcastle
FEMSA
Adolph Coors
Carlsberg
Interbrew
Grupo Modelo
Foster's Group
AmBev
Anheuser-Busch
Molson
Heineken
San Miguel

Total returns in US$ at March 31, 2004

Current P/E ratio is the lowest of the past five years


14.1
18.9
23.8
15.5
13.9
F'00
F'01
F'02
F'03
F'04

The low P/E ratio reflects the ability of Molson to deliver on commitments in Canada and Brazil

Canada	Brazil
▪ Continued cost savings	▪ Regain lost volume
▪ Profitable market share	▪ Improve distribution
▪ Pricing	▪ Deliver profit targets

The capability to return to strong shareholder returns exists with the current footprint.

Profit forecasted from Brazil not achieved – significantly impacted performance


F'00
F'01
F'02
F'03
F'04
F'05
F'06
F'07
Canada
Major driving force
Brazil
Building up over time
U.S.
Driving
additional power

Focus is on regaining the momentum through five specific objectives


Objectives
Enablers
Grow EBIT Annually
Grow Market Share Annually
Grow Volume 4% to 5% Annually
Organization Renewal
Improve Quality

Achieving established targets within the current footprint will return Molson to world class performance

Clear Priorities Exist in Each of the Existing Businesses | **Growth Beyond Core**

CANADA	BRAZIL	USA	EXPORT	M&A ACTIVITY
Deliver P125	Share gain, with price	Resolve growth strategy with Coors	Build international volume	Address risks from continued global consolidation
Share Gain: ▪ Segments ▪ Regions ▪ Outlets	Volume	Gain import price status	Seek to export to additional markets	Provide potential for sustained growth and shareholder value creation
Strategic pricing	Distribution	Identify product portfolio		
Innovation				

Three-year focus / Immediate priorities | **Moved up in importance**

CANADA

Continued quest to reach global costs and to deliver on annual cost targets

$M	P100 New	P125 Extended
Capacity Utilization	29	41
Procurement	24	35
Distribution	40	40
Organization	9	9
Marketing & Sales	-	-
Total	102	125

The $45M targeted by P125 for F'04 was delivered by Q4.

CANADA

After two years of share growth, last two years soft – requires greater attention

Share Trend

	F'02	F'03	F'04
Molson	45.1	44.4	43.8
Labatt	43.0	42.3	42.0

Opportunities

- New COO focus
- New organization design
- Segment planning
- Regional share solution

Not delivered on goal over the last two years – plans and people put in place to deliver.

CANADA

Molson must recognize and compete in all segments of the Canadian beer market

Segment		Share[1]	Growth[2]	Molson Brands
Super Premium	Imports	8 %	22 %	Partners: Heineken, Corona
	Domestic	7 %	11 %	Owned: Rickard's, Ultra, Marca Bavaria
Premium		50 %	-2 %	Owned: Canadian, Dry, Export Increased advertising
Light		14 %	7 %	Partner: Coors, Ex Light Canadian Light
Value		21 %	2 %	Partner: Mil's Best Owned: Carling & others New entry

[1] Share of overall packaged beer volume in F'04
[2] 3-yr packaged beer volume CAGR

The new organization is designed to turn share around with a focus on the super premium and premium segments.

BRAZIL

The opportunities identified remain and being addressed – major upside still exists

Price Gap $100M

Index	March 03	Feb 04
Brahma	102	102
Antartica	97	90
Kaiser	**93**	**92**
Nova Schin	73	86

Mainstream Brands Price Index

Distribution Gap $100M



66
56
48
38
28
12
53
Skol
Brahma
Antartica
Kaiser
Bavaria
Schincariol

National Numeric Distribution %
December 2003

Volume Growth



4.5
4.0
3.5
3.0
2.5
2.0
1.5
Q1
Q2
Q3
Q4
F-03
F-04

Mix Improvement $20M



Kaiser
AmBev
Schincariol
100%
80%
60%
40%
20%
0%
F'03
F'04
F'03
F'04ytd*
F'03
F'04ytd*
Bottles
Cans

* To December 2003

The performance in Brazil has clearly been below expectations

Rationale

- The advent of a third brewer
- The sale and transition of largest bottler/distributor
- The restricted price movement
- The magnitude of the devaluation
- The need for development of a supplementary selling organization

Action

- Cost savings plan double target
- Implementation of a 1250 person sales force
- Hiring of an experienced Brazilian CEO
- Agency review
- Focus on 600ml bottle to move to a more profitable mix

USA

Business remains small and continuous steps required to improve performance

- Molson USA volume reached 855K Bbls. in F04, up 1.4% from the prior year
- Growth was driven by Molson Canadian TM which grew 25%
- Molson Canadian TM now accounts for over 44% of the portfolio
- Distributor consolidation is largely completed with 80% alignment with Coors houses
- Growth is being driven on a broad geographic basis with core markets strengthening and double digit growth in many new western markets

EXPORT

The export activity is moving ahead

Bravara


BRAZIL
BRAVARA

U.K.
- Brand launched at London Bar Show (June 8th & 9th)
- Successful 'pre-launch' placement

Australia / New Zealand
- First shipment has just arrived – launch July 1st
- Orders to date already on track to exceed year 1 targets

Other Markets
- Targeting 2 additional markets in the last half of the fiscal
  - Exploratory discussions underway

Molson

- Several new trading markets launched
  - Dominican Republic
  - Bahrain
  - Ghana
- Exploratory discussions underway in additional markets

Carling

Australia / New Zealand
- Brand to be licensed for local production and distribution
- Planning for launch by end of August

India
- Partner selected for licensed local production
- Planning for launch by end of year

In first two months of the fiscal, shipments are 4 times volume of owned exports in F'04.

Numerous questions concerning the rapid consolidation of the brewing industry

Clear Priorities Exist in Each of the Existing Businesses				Growth Beyond Core
CANADA	BRAZIL	USA	EXPORT	M&A ACTIVITY
Deliver P125 Share Gain: ▪ Segments ▪ Regions ▪ Outlets Strategic pricing Innovation	Share gain, with price Volume Distribution	Resolve growth strategy with Coors Gain import price status Identify product portfolio	Build international volume Seek to export to additional markets	Address risks from continued global consolidation Provide potential for sustained growth and shareholder value creation
Three-year focus / Immediate priorities				Moved up in importance

Molson spent last 5 months and will spend next 3 re-evaluating strategy, reorganizing and reloading to regain momentum

O jugo ainda não acabou !

Le match n'est pas fini !

There is still a lot to do and the management team remains <u>committed to deliver</u>.

Forward Looking Statements

This presentation contains forward-looking information reflecting management's current expectations regarding future operating results, economic performance, financial condition and achievements of the Corporation. Forward-looking statements are subject to certain risks and uncertainties and actual results may differ materially. These risks and uncertainties are detailed in Molson filings with the appropriate securities commissions and include risks related to foreign exchange, commodity prices, tax matters, foreign investment and operations as well as contingent liabilities. The Corporation undertakes no obligation to update or revise any forward-looking statements publicly.

DRAFT

218TH ANNUAL MEETING OF SHAREHOLDERS

AT THE MOLSON BREWERY, 1670 NOTRE-DAME STREET EAST, MONTREAL, QUEBEC, ON **TUESDAY, JUNE 22TH, 2004**, AT 11:00 O'CLOCK IN THE FORENOON (EDT).

1. MEETING CALLED TO ORDER

   Mr. E. H. Molson, Chairman of the Board, gave his opening remarks and then called the meeting to order.

2. CHAIRMAN'S INTRODUCTION AND APPOINTMENT OF SECRETARY

   The Chairman introduced himself, Mr. Daniel J. O'Neill, President and Chief Executive Officer, Mr. Brian Burden, Executive Vice President and Chief Financial Officer and Ms. Marie Giguère, Senior Vice President, Chief Legal Officer and Secretary. The Chairman advised that the Secretary of the Corporation would act as Secretary of the meeting. He then introduced the Directors and acknowledged the former Directors present at the meeting.

3. NOTICE OF MEETING

   The Chairman stated that CIBC Mellon Trust Company had confirmed the mailing to shareholders of the Notice of this meeting and related Management Proxy Circular, appropriate forms of proxy, and the 2004 Annual Report, and advised that additional copies were available at the meeting.

4. APPOINTMENT OF SCRUTINEERS, REPORT OF ATTENDANCE, MEETING REGULARLY CONSTITUTED

   The Chairman advised that Ms. Jeannine Rigon and Mr. Ronald Bourdon of CIBC Mellon Trust Company were acting as scrutineers, and that they had provided their interim report stating that in excess of 66.8% of the Class "A" shares and 71.6% of the Class "B" shares were represented at the meeting in person or by proxy so that the necessary quorum was present. He then declared the meeting to be properly constituted for the transaction of business.

5. MINUTES OF LAST MEETING OF SHAREHOLDERS

   The Chairman tabled the minutes of the last meeting of shareholders held in Montreal, Quebec on June 19, 2003, advising that the minutes were available for inspection at the table located at the back of the room, should anyone wish to see them.

6. PRESENTATION OF ANNUAL REPORT

The Chairman tabled the 2004 Annual Report, containing the financial statements and the auditors' report thereon for the year ended March 31, 2004.

7. CHAIRMAN'S REMARKS

Mr. Eric Molson, Chairman of the Board of the Corporation, addressed the meeting. A copy of his remarks is filed with these minutes.

8. VOTING RIGHTS AND IDENTIFICATION OF SHAREHOLDERS

The Chairman reminded the Class "A" and Class "B" shareholders of their particular voting rights and outlined the voting procedure.

9. AMENDMENT TO THE ARTICLES AND BY-LAW NO. 1

The Chairman explained the modification requested to reduce the minimum and maximum number of directors in accordance with the Corporation's recent corporate governance review. On a show of hands, the resolution was approved.

10. ELECTION OF DIRECTORS

The Chairman declared the meeting open for nominations for the annual election of three directors on behalf of the Class "A" shareholders.

The following were nominated:

John E. Cleghorn
Daniel W. Colson
Robert A. Ingram

as directors of the Corporation.

There being no further nominations, the Chairman declared nominations closed. He stated that three persons had been nominated as directors and there were three directors to be elected, and called for a vote by show of hands by the Class "A" shareholders to confirm the election of those nominated. On a vote by show of hands, the Chairman declared the three nominees to be duly elected by the Class "A" shareholders of the Corporation. In response to a question from a shareholder, the Secretary confirmed the percentage of votes withheld for the election of the directors.

DRAFT

The Chairman then declared the meeting open for nominations for the annual election of seven directors by the Class "B" shareholders.

The following were nominated:

Luc Beauregard
Dr. Francesco Bellini
Eric H. Molson
Stephen T. Molson
David P. O'Brien
Daniel J. O'Neill
H. Sanford Riley

as directors of the Corporation.

There being no further nominations, the Chairman declared nominations closed. He stated that seven persons had been nominated as directors and there were seven directors to be elected, and called for a vote by show of hands by the Class "B" shareholders to confirm the election of those nominated. On a vote by show of hands, the Chairman declared the seven nominees to be duly elected by the Class "B" shareholders of the Corporation.

11. APPOINTMENT OF AUDITORS

The next item of business was the appointment of auditors, and upon motion duly made and seconded, on a vote by show of hands by the Class "B" shareholders, it was resolved that PricewaterhouseCoopers LLP be appointed auditors of the Corporation until the next annual meeting at a remuneration to be fixed by the directors.

12. PRESIDENT'S REMARKS

Mr. Daniel J. O'Neill, President of the Corporation, addressed the meeting with a slide presentation. A copy of his presentation is filed with these minutes.

13. QUESTIONS FROM SHAREHOLDERS

Questions were asked on the Corporation's nominating process for directors, the presence of Mr. D.W. Colson as a director, the departure of Mr. R.I. Molson as a director and on the agreement between the shareholders of Pentland, all of which were answered.,

DRAFT

TERMINATION OF THE MEETING

There being no further business, the Chairman declared the meeting terminated.

Chairman

Secretary

Form 1 Submission - Change in Issued and Outstanding Securities

Report Form 1 to TSX - May 2004
Pages 050-051
File No. 82-2954

Issuer :	Molson Inc.
Symbol :	MOL.A
Reporting Period:	05/01/2004 - 05/31/2004

Summary

Issued & Outstanding Opening Balance :	105,115,761	As at :	04/30/2004

	Effect on Issued & Outstanding Securities
Stock Option Plan (Canadian)	40,383
Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	105,156,144

Stock Option Plan (Canadian)

Stock Options Outstanding Opening Balance: **5,310,144** As at : 04/30/2004

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
05/31/2004	N	985,200	40,383	20,000	
Totals		985,200	40,383	20,000	0

Stock Options Outstanding Closing Balance: **6,234,961** As at : 05/31/2004

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Carole Gagnon
Phone:	514-590-6338
Email:	carole.gagnon@molson.com
Submissión Date:	
Last Updated:	06/09/2004 14:00:08

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Molson Inc.
Symbol :	MOL.B
Reporting Period:	05/01/2004 - 05/31/2004

Summary

Issued & Outstanding Opening Balance :	22,380,676	As at :	04/30/2004
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	22,380,676		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Carole Gagnon
Phone:	514-590-6338
Email:	carole.gagnon@molson.com
Submission Date:	
Last Updated:	06/09/2004 14:07:38

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Molson Inc.
Symbol :	MOL.A
Reporting Period:	06/01/2004 - 06/30/2004

Summary

Issued & Outstanding Opening Balance :	105,156,144	As at :	05/31/2004
	Effect on Issued & Outstanding Securities		
Stock Option Plan (Canadian)	56,675		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	105,212,819		

Stock Option Plan (Canadian)

Stock Options Outstanding Opening Balance: **6,234,961** As at : 05/31/2004

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
06/30/2004	N		56,675	151,800	
Totals		0	56,675	151,800	0

Stock Options Outstanding Closing Balance: **6,026,486** As at : 06/30/2004

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Carole Gagnon
Phone:	514-590-6338
Email:	carole.gagnon@molson.com
Submission Date:	
Last Updated:	07/09/2004 16:16:36

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Molson Inc.
Symbol :	MOL.B
Reporting Period:	06/01/2004 - 06/30/2004

Summary

Issued & Outstanding Opening Balance :	22,380,676	As at :	05/31/2004
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	22,380,676		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Carole Gagnon
Phone:	514-590-6338
Email:	carole.gagnon@molson.com
Submission Date:	
Last Updated:	07/09/2004 16:23:16

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer :	Molson Inc.
Symbol :	MOL.A

Civil Title:	Dr.	
First Name:	Lloyd	
Middle Name:	Ingram	
Surname:	Barber	
Date of Birth (MM/DD/YYYY):	03/08/1932	
Has a PIF been submitted:	No	When:

Type of Change	Position Title	Effective Date
Terminated/Resigned	Director	06/22/2004

Filed on behalf of the Issuer by:

Name:	Carole Gagnon
Phone:	514-590-6338
Email:	carole.gagnon@molson.com
Submission Date:	07/09/2004 16:31:42
Last Updated:	07/09/2004 16:31:42

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer :	Molson Inc.
Symbol :	MOL.B

Civil Title:	Dr.		
First Name:	Lloyd		
Middle Name:	Ingram		
Surname:	Barber		
Date of Birth (MM/DD/YYYY):	03/08/1932		
Has a PIF been submitted:	No	When:	

Type of Change	Position Title	Effective Date
Terminated/Resigned	Director	06/22/2004

Filed on behalf of the Issuer by:

Name:	Carole Gagnon
Phone:	514-590-6338
Email:	carole.gagnon@molson.com
Submission Date:	07/09/2004 16:36:38
Last Updated:	07/09/2004 16:36:38

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer :	Molson Inc.
Symbol :	MOL.A

Civil Title:	Mr.	
First Name:	Matthew	
Middle Name:	W.	
Surname:	Barrett	
Date of Birth (MM/DD/YYYY):	09/20/1944	
Has a PIF been submitted:	No	When:

Type of Change	Position Title	Effective Date
Terminated/Resigned	Director	06/22/2004

Filed on behalf of the Issuer by:

Name:	Carole Gagnon
Phone:	514-590-6338
Email:	carole.gagnon@molson.com
Submission Date:	07/09/2004 16:33:11
Last Updated:	07/09/2004 16:33:11

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer :	Molson Inc.
Symbol :	MOL.B

Civil Title:	Mr.	
First Name:	Matthew	
Middle Name:	W.	
Surname:	Barrett	
Date of Birth (MM/DD/YYYY):	09/20/1944	
Has a PIF been submitted:	No	When:

Type of Change	Position Title	Effective Date
Terminated/Resigned	Director	06/22/2004

Filed on behalf of the Issuer by:

Name:	Carole Gagnon
Phone:	514-590-6338
Email:	carole.gagnon@molson.com
Submission Date:	07/09/2004 16:38:06
Last Updated:	07/09/2004 16:38:06

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer :	Molson Inc.

Civil Title:	Mr.	
First Name:	Donald	
Middle Name:	G.	
Surname:	Drapkin	
Date of Birth (MM/DD/YYYY):	03/01/1948	
Has a PIF been submitted:	No	When:

Type of Change	Position Title	Effective Date
Terminated/Resigned	Director	06/22/2004

Filed on behalf of the Issuer by:

Name:	Carole Gagnon
Phone:	514-590-6338
Email:	carole.gagnon@molson.com
Submission Date:	07/09/2004 16:35:14
Last Updated:	07/09/2004 16:35:14

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer :	Molson Inc.	

Civil Title:	Mr.	
First Name:	Luis	
Middle Name:	O.P.	
Surname:	Gonçalves	
Date of Birth (MM/DD/YYYY):	10/08/1941	
Has a PIF been submitted:	No	When:

Type of Change	Position Title	Effective Date
Terminated/Resigned	Director	06/22/2004

Filed on behalf of the Issuer by:

Name:	Carole Gagnon
Phone:	514-590-6338
Email:	carole.gagnon@molson.com
Submission Date:	07/09/2004 16:40:06
Last Updated:	07/09/2004 16:40:06

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer :	Molson Inc.	

Civil Title:	Mr.	
First Name:	Robert	
Middle Name:	Ian	
Surname:	Molson	
Date of Birth (MM/DD/YYYY):	02/17/1955	
Has a PIF been submitted:	No	When:

Type of Change	Position Title	Effective Date
Terminated/Resigned	Director & Deputy Chairman	06/22/2004

Filed on behalf of the Issuer by:

Name:	Carole Gagnon
Phone:	514-590-6338
Email:	carole.gagnon@molson.com
Submission Date:	07/09/2004 16:41:40
Last Updated:	07/09/2004 16:41:40

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer :	Molson Inc.

Civil Title:	Mr.	
First Name:	Robert	
Middle Name:	Ian	
Surname:	Molson	
Date of Birth (MM/DD/YYYY):	02/17/1955	
Has a PIF been submitted:	No	When:

Type of Change	Position Title	Effective Date
Terminated/Resigned	Officer	06/22/2004

Filed on behalf of the Issuer by:

Name:	Carole Gagnon
Phone:	514-590-6338
Email:	carole.gagnon@molson.com
Submission Date:	
Last Updated:	07/09/2004 16:44:56

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer :	Molson Inc.

Civil Title:	Mr.	
First Name:	Bernard	
Middle Name:		
Surname:	Cormier	
Date of Birth (MM/DD/YYYY):		
Has a PIF been submitted:	No	When:

Type of Change	Position Title	Effective Date
Terminated/Resigned	Officer	06/22/2004

Filed on behalf of the Issuer by:

Name:	Carole Gagnon
Phone:	514-590-6338
Email:	carole.gagnon@molson.com
Submission Date:	
Last Updated:	07/09/2004 16:46:14

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer :	Molson Inc.

Civil Title:	Mr.		
First Name:	David		
Middle Name:			
Surname:	Perkins		
Date of Birth (MM/DD/YYYY):			
Has a PIF been submitted:	No	When:	

Type of Change	Position Title	Effective Date
Terminated/Resigned	Officer	06/22/2004

Change in title, not an Officer anymore.

Filed on behalf of the Issuer by:

Name:	Carole Gagnon
Phone:	514-590-6338
Email:	carole.gagnon@molson.com
Submission Date:	
Last Updated:	07/09/2004 16:47:33